SAMSON OIL & GAS ADVISES ON RODNEY #1-14H WELL AND
GOSHEN COUNTY TRANSACTION

Denver 1700 hours August 4th, 2010 – Perth 0800 hours August 5, 2010

Rodney #1-14H (27% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the Rodney #1-14H well has completed the vertical and the curve portions of the well, such that the well has landed horizontally in the middle member of the Mississippian Bakken Formation at a total vertical depth of 11,288 feet on August 4th.  Very good oil and gas shows were recorded upon drilling into the middle member of the Bakken Formation.  Casing will now be run into the hole, and after the cementing of the casing, the horizontal portion of the well will be drilled for another 5,500 feet within the middle member of the Bakken Formation.

The Rodney #1-14H well is located in Township 154N, Range 99W, Section 14 in Williams County, North Dakota.  This is Samson’s fourth Bakken well in the North Stockyard Field.  Based on the previous wells drilled, Samson expects the Rodney #1-14H to take approximately 17 days to drill.

Goshen County Transaction

As previously advised, Samson expects to receive $10 million as a good faith deposit on the transaction this week.   Samson will confirm the receipt of cleared funds into its bank account of this deposit on Monday August 9th.  While the receipt of this deposit will not alter the conditions required for the closing of the transaction, all indications at this time suggest that those conditions will be satisfied and the final closing of the cash sale will occur on or about September 6, 2010, at the originally contemplated aggregate purchase price of between US$61 million and US$79 million.

As previously disclosed, the most important conditions affecting the purchase price relate to the protection or extension of existing leases that would otherwise expire later this year, as to which Samson has made significant progress since the June 23 agreement.  The purchase agreement also provides that if Samson is unable to deliver marketable title to twenty percent (20%) of the contracted properties other than the expiring leases, then the purchaser has the right, but not the obligation, to cancel the purchase transaction entirely.  Samson believes that it has marketable title to all or substantially all of the properties that are the subject of the agreement and also believes that, in any event, the buyer will close on all acreage with marketable title.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,663 million ordinary shares issued and outstanding, which would be the equivalent of 83.15 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.26 per ADS on 4 August 2010 the company has a market capitalization of approximately US$104.77 million.  Correspondingly, based on the ASX closing price of A$0.072 on 4 August 2010, the company has a market capitalization of A$119.74 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.